David P. Warren

Executive Vice President and Chief Financial Officer

One Liberty Plaza

New York, NY 10006

November 18, 2005

Via Edgar

Ms. Joyce Sweeney

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Nasdaq Stock Market, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Quarter Ended June 30, 2005
File No. 000-32651

Dear Ms. Sweeney,

On behalf of The Nasdaq Stock Market, Inc. (the “Company” or “Nasdaq”), set forth below are the responses to the additional comments in the letter dated October 27, 2005 from the staff of the Division of Corporation Finance (the “staff’) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s Form 10-Q for the quarterly period ended June 30, 2005.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Note 4- Acquisition of Instinet Group, page 8

1. We note your supplemental response to comment 8 of our letter dated September 27, 2005. Please tell us how you considered the applicability of SFAS 150, SFAS 133, and EITF 00-19. Tell us the specific terms of the warrants and how they support your analysis.

Terms of Nasdaq Warrants

Overview:

On April 22, 2005, Nasdaq issued warrants in conjunction with the $240 million restructuring of the convertible notes and the $205 million issuance of convertible notes. Nasdaq issued warrants to purchase a total of 4,962,500 shares of Nasdaq’s common stock at $14.50 per share. The warrants will be exercisable on or after April 22, 2006, or earlier under certain circumstances, and will terminate on the third

Securities and Exchange Commission

Joyce Sweeney

November 18, 2005

anniversary of the closing of the merger. The warrants can only be settled in stock and are not required to be settled in registered shares. All of the warrants issued would be rescinded if the acquisition of Instinet Group Incorporated (“Instinet”) is not consummated. In evaluating the accounting treatment for the warrants, the Company considered the following:

Applicability of SFAS 133

In accordance with paragraph 11(a) of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), derivatives that are (1) indexed to a company’s own stock and (2) classified as stockholders’ equity, are exempt from derivative treatment for the purpose of the statement. The warrants associated with the Company’s convertible notes are indexed to the Company’s stock. In order to evaluate the classification in stockholders’ equity, the Company applied EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”).

Applicability of EITF 00-19

In accordance with paragraph 7 of EITF 00-19, contracts that give a company a choice of net-cash settlement or settlement in its own shares, assuming all the criteria in paragraphs 12-32 of EITF 00-19 have been met, can be classified as equity. Since the Nasdaq warrants can only be settled in stock and all the conditions in paragraphs 12-32 were met, the warrants met the requirements for the shares to be classified as stockholders’ equity.

In accordance with paragraphs 12-32 of EITF 00-19, the Company considered the following:

•	The warrants did not contain any triggering event requiring the Company to cash settle.

•	Settlement alternatives did not include any types of penalties.

•	The Company is not required to settle in registered shares.

•	There are no required cash payments to the holders in the event the Company fails to make timely filings with the SEC or any types of “top off” or “make whole” provisions related to the warrants.

•	The warrants do not provide higher claims to the holders than any other stockholder, in bankruptcy, and there is no requirement for the Company to post collateral.

As a result of this analysis, the Company concluded that the warrants were (1) indexed to a company’s own stock and (2) appropriately classified as stockholders’ equity. As such, the warrants were deemed to be exempt from derivative treatment under SFAS 133.

Securities and Exchange Commission

Joyce Sweeney

November 18, 2005

Finally, the Company considered the applicability of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). The Company concluded that SFAS 150 was not applicable as the warrants do not embody an obligation that is indexed to the company’s shares. These warrants are indexed to the Instinet transaction, and would be rescinded only if the Instinet transaction is not consummated. This recission right provides no additional consideration to the holder of the contract and is not indexed to or dependent upon the Company’s share price. The contingency embedded in the contract is not in the control of the Company as the consummation is contingent upon customary closing conditions, including Department of Justice, which indicated on November 16, 2005 that they would not object to the transaction, and SEC Review. Accordingly, the warrants have been classified as mezzanine stockholders’ equity.

As a result of the above, the Company concluded that the warrants represented stockholders’ equity.

The Company analogized to ASR 268 for the classification of the warrants as mezzanine stockholders’ equity versus permanent stockholders’ equity. As the warrants were rescindable under certain limited circumstances which are outside of the Company’s control, primarily the failure of the Company’s proposed acquisition of Instinet to be consummated, the Company classified the warrants in mezzanine equity rather than permanent equity. The consummation is contingent upon customary closing conditions as noted above. Upon completion of the acquisition, Nasdaq will classify the warrants as permanent stockholders’ equity.

2. Please provide us with a similar analysis for the embedded conversion feature in your convertible notes.

Applicability of SFAS 133

In analyzing the embedded conversion feature in the Company’s convertible notes, we considered SFAS 133, EITF 00-19 and SFAS 150. Pursuant to paragraph 12 of SFAS 133, bifurcation and separate accounting is not required for the embedded conversion feature if a derivative with the same terms as the embedded conversion feature would not, pursuant to paragraph 11(a), be considered a derivative instrument subject to the requirements of this Statement. The Company considered whether (1) the embedded option is indexed to the issuer’s own stock, and (2) the embedded option, if freestanding, would be classified in stockholders’ equity.

Securities and Exchange Commission

Joyce Sweeney

November 18, 2005

Applicability of EITF 00-19

In reaching this conclusion, the Company applied EITF 00-19 to determine if the stand-alone instrument would be classified in stockholders’ equity. The Company concluded that the embedded conversion feature was indexed to the Company’s stock and that the conversion feature would be classified as equity based on the following:

•	The convertible notes provide the issuer with the choice of net-share settlement or settlement by physical delivery of its own shares of common stock.

EITF 00-19 paragraphs 12-32 imposes additional conditions for equity classification of freestanding derivative contracts, as noted above. The Emerging Issues Task Force reached a consensus that these additional conditions do not apply to the evaluation of the embedded written call option in “conventional convertible debt”. Although the Company considered its convertible debt to be “conventional convertible debt”, it reviewed the additional conditions for equity classification in paragraphs 12-32 and concluded that the additional conditions for equity classification were met. Therefore, regardless of whether or not the debt was deemed to be conventional, bifurcation of the embedded derivative and separate accounting was not required.

In accordance with paragraphs 12-32 of EITF 00-19, the Company considered the following:

•	The conversion feature did not contain any triggering event requiring the Company to cash settle.

•	Settlement alternatives did not include any types of penalties.

•	The Company is not required to settle in registered shares.

•	There are no required cash payments to the holders of the convertible notes in the event the Company fails to make timely filings with the SEC or any types of “top off” or “make whole” provisions related to the notes.

•	The conversion feature does not provide higher claims to the holders than any other stockholder, in bankruptcy, and there is no requirement for the Company to post collateral.

Applicability of SFAS 150

Nasdaq considered the applicability of SFAS 150 to the embedded conversion feature. However, pursuant to paragraph 15 of SFAS 150, the statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. For purposes of applying paragraph 11(a) of SFAS 133 in analyzing the embedded conversion feature as though it were a separate instrument, paragraphs 9-12 of SFAS 150 shall not be applied to the embedded feature.

* * *

Securities and Exchange Commission

Joyce Sweeney

November 18, 2005

As requested by the staff, Nasdaq acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at 212-401-8912.

Sincerely,

/s/ David P. Warren
David P. Warren
Executive Vice President and Chief Financial Officer